Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-230949
May 10, 2019

Tectonic Financial, Inc.

1,500,000 Shares of
9.00% Fixed-to-Floating Rate Series B Non-Cumulative Perpetual Preferred Stock

Issuer:	Tectonic Financial, Inc., a Texas corporation and a financial holding company (the “Company”)

Security:	9.00% Fixed-to-Floating Rate Series B Non-Cumulative Perpetual Preferred Stock (the “Preferred Stock”)

Size:	$15.0 million (1,500,000 shares of Preferred Stock)

Option to purchase additional shares:	$2.25 million (225,000 shares of Preferred Stock)

Trade Date:	May 10, 2019

Settlement Date:	May 14, 2019 (T+2)

Public Offering Price:	$10.00 per share of Preferred Stock

Maturity:	Perpetual

Liquidation Preference:	$10.00 per share of Preferred Stock

Dividend Payment Dates:	If declared, dividends will be payable on February 15, May 15, August 15 and November 15 of each year. The first dividend payment will be made on August 15, 2019.

Dividend Rate (Non-cumulative):
At a rate per annum equal to 9.00% from, and including, the original issue date to, but excluding, May 15, 2024; and from and including May 15, 2024, a floating rate equal to the then current three-month LIBOR, provided that if the three-month LIBOR rate is less than zero, then the three-month LIBOR rate shall be deemed to be zero, plus 672.0 basis points; in each case, only when, as, and if declared.

Day count:	30/360 from the original issue date to, but excluding, May 15, 2024, and a 360-day year and the number of days actually elapsed from and including May 15, 2024.

Optional Redemption:
The Preferred Stock may be redeemed at the Company’s option, and subject to regulatory approval, at a cash redemption price equal to $10.00 per share of Preferred Stock, plus any declared and unpaid dividends, without regard to any undeclared dividends to, but excluding, the date of redemption (i) in whole or in part, on any dividend payment date on or after May 15, 2024 with not less than 30 days’ and not more than 60 days’ notice prior to the date of redemption specified in the notice, or (ii) in whole, but not in part, at any time within 90 days following a “Regulatory Capital Treatment Event,” as described and subject to the limitations in the prospectus.  The holders of the Preferred Stock will not have the right to require redemption or repurchase of the Preferred Stock.

Use of Proceeds:
The Company intends to use approximately $1.9 million of the net proceeds to repay its bank stock loan, $8.0 million to offer to repurchase, in full, as promptly as practicable after the offering and subject to the receipt of any requisite regulatory approval, the Series A preferred stock.  The Company intends to contribute the remaining proceeds (approximately $3.3 million) to the Bank to support its capital position, to finance potential acquisitions, and for general corporate purposes.

Underwriting Discount:	$0.40 per share

Net Proceeds (after expenses & Underwriter Discount):	$13.2 million (excluding any exercise of the underwriters’ option to purchase additional shares)

Lead Book-Running Manager:	Sandler O’Neill & Partners, L.P.

Joint Book-Running Manager:	Sanders Morris Harris LLC

Co-Manager:	American Capital Partners, LLC

CUSIP:	87217L 208

ISIN:	US87217L2088

Listing:
The Company has filed an application to list the Preferred Stock with the Nasdaq Global Market under the symbol “TECTP.”  If the application is approved, trading of the Preferred Stock is expected to begin within 30 days after the original issue date.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering.  You may get these documents for free by visiting EDGAR on the SEC website at wwww.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: Sandler O’Neill & Partners, L.P., toll-free at (866) 805-4128 or by emailing syndicate@sandleroneill.com, Sanders Morris Harris LLC, toll-free at 713-224-3100 or by emailing syndicate@smhgroup.com, American Capital Partners LLC, toll-free at 631-851-0918 or by emailing info@americancapitalpartners.com.

Because the Company’s affiliate Sanders Morris Harris LLC is participating in this offering, Sanders Morris Harris LLC is deemed to have a “conflict of interest” within the meaning of Financial Industry Regulatory Authority (“FINRA”) Rule 5121.  Consequently, the offering is being made in compliance with the provisions of FINRA Rule 5121. In accordance with FINRA Rule 5121, Sanders Morris Harris LLC will not confirm sales of the securities to any account over which it exercises discretionary authority without the specific written approval of the account holder.

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